LETTER TO SHAREHOLDERS

Dear Shareholders:

I am pleased to report that we ended the first quarter of fiscal 2002 on May 31, 2001, with our results consistent with our expectations.

Our commercially deployed customers, Kingston Vision and Aliant, continue to advance their deployments and today they have just under 12,000 subscribers enjoying television and interactive services using iMagicTV's software.

iMagicTV's activity in the labs of the world's top-tier telcos has increased. In addition to our 10 licensed customers, we are now installed in the labs of 12 incumbent telcos in North America, Western Europe and Asia. Our strategy is to focus on those key service providers in our target markets who we believe are most likely to proceed to commercial deployment of services using our software.

We began our second quarter with an exciting announcement of a customer who has progressed from a lab trial to a commercial trial. SingTel, a leading communications company in Asia, has selected iMagicTV's software for a six to eight month trial involving 300 homes in Singapore. When we launched our Asia Pacific operations last January, our goal was to establish a reference client in the region and build upon that accomplishment. iMagicTV is looking forward to our role in helping make SingTel's initiative a great success.

The telecom industry has experienced a significant slow down and markets have reacted accordingly. We are using this time to strengthen our products and services and continue to learn from our customer deployments. Our strategy is to continue to pace our R&D and operational activities to stay ahead of the competition, while staying in tune with market conditions. We intend to be well positioned, prepared, and strong as markets develop.

Our overall plan is unchanged. iMagicTV will remain focused on providing our key target customers the tools they need to build a solid business in the delivery of video and other multi-media services to their subscribers.

Thank you for your continued support.

/s/ Marcel LeBrun
President & CEO
July 18, 2001


MANAGEMENT'S DISCUSSION AND ANALYSIS
The following discussion and analysis should be read together with our annual audited consolidated financial statements and the accompanying notes included in our annual report and the condensed unaudited consolidated financial statements as of and for three months ended May 31, 2001 and accompanying notes appearing elsewhere in this report. All financial information is presented in U.S. dollars unless otherwise noted.

Some of the statements set forth in this report are forward-looking statements relating to our future results of operations. Our actual results may vary from the results anticipated by these statements. Please see "Information Regarding Forward-Looking Statements".

RESULTS OF OPERATIONS

Three months ended May 31, 2001 compared to the three months ended May 31, 2000

Revenues

Our total revenues increased to $1.7 million for the three months ended May 31, 2001 from $731,000 for the three months ended May 31, 2000. These increases primarily relate to revenues from services fees for implementation, installation and professional services, paid by 10 of our customers.

License Fees. Our license fee revenues increased to $522,000 for the three months ended May 31, 2001 from $512,000 for the three months ended May 31, 2000. The license fee revenues for the three months ended May 31, 2001 were attributable to the recognition of revenues on a license agreement for commercial deployment with SaskTel, upon SaskTel receiving its broadcast television license from the Canadian Radio-television and Telecommunications Commission. Our license fee revenues for the three months ended May 31, 2000, were the result of executing a commercial license agreement with another one of our customers.

Royalty Fees. Our royalty fee revenues increased to $82,000 for the three months ended May 31, 2001 from $23,000 for the three months May 31, 2000. The increase was the result of subscriber royalties received from Kingston Vision upon activation of additional subscribers. As at May 31, 2001, our customers had approximately 12,000 active subscribers.

Services. Our services revenue increased to $1.0 million for the three months ended May 31, 2001 from $137,000 for the three months ended May 31, 2000. The increase is primarily due to an increased level of professional services provided by us to our customers during market trials. These revenues also represent maintenance and technical support and consulting services provided to our customers under the terms of their license agreements.

Equipment. We had no equipment revenues for the three months ended May 31, 2001 versus $59,000 for the three months ended May 31, 2000. The decrease in the three months ended May 31, 2001 is consistent with our expectation that customers will purchase set top boxes directly from suppliers rather than from us.

Cost of Revenue

Cost of revenue increased to $980,000 for the three months ended May 31, 2001 from $374,000 for the three months ended May 31, 2000. This increase reflects an increase in staff to 26 at May 31, 2001 from 13 at May 31, 2000 in our professional services and our customer service staff.

Operating Expenses

Sales and marketing. Sales and marketing expenses increased to $2.9 million for the three months ended May 31, 2001 from $1,235,000 for the three months ended May 31, 2000. This increase is primarily due to the addition of sales and marketing personnel, marketing activities associated with trade show participation and increased travel and related expenses. Our sales and marketing departments increased to 23 and 32 employees, respectively, at May 31, 2001 from 9 and 26 employees, respectively, at May 31, 2000. These increases in staffing levels were the result of our efforts to expand our direct sales force and technical sales support staff coverage areas, including Asia and Europe, and to expand our marketing activities.

Research and development. Research and development expenses increased to $2.3 million for the three months ended May 31, 2001 from $1.5 million for the three months ended May 31, 2000. At May 31, 2001, our research and development personnel had increased to 106 from 71 at May 31, 2000. The increase reflects our efforts to enhance the functionality of our existing products and develop new products and services.

General and administration. General and administration expenses increased to $1.5 million for the three months ended May 31, 2001 from $364,000 for the three months ended May 31, 2000. Our corporate staffing increased to 23 as of May 31, 2001 from 19 as of May 31, 2000, principally to support our increased corporate activities related to becoming a public company. In addition, we recorded a bad debt reserve of $500,000 in the quarter ended May 31, 2001, related to amounts payable under a licensing agreement with one of our customers. We are actively pursuing collection of this amount.

Non-cash Operating Expenses

The following non-cash operating expenses have been incorporated in the operating expense categories to which they relate.

Depreciation. Depreciation expense increased to $436,000 for the three months ended May 31, 2001 from $221,000 for the three months ended May 31, 2000. The increase is due to our increased investment in computer and other equipment and leasehold improvements.

Stock-based compensation. Stock-based compensation expense increased to $192,000 for the three months ended May 31, 2001 from $16,000 for the three months ended May 31, 2000. The expense is largely attributable to amortization of deferred stock-based compensation related to options granted between May 2000 and August 2000. We did not record any additional deferred stock-based compensation expense in the three months ended May 31, 2001. The deferred stock-based compensation represents the difference between the exercise price of options granted to acquire our common shares and the deemed fair value, for financial reporting purposes, of our common shares on the date of their respective granting. Deferred stock-based compensation is being amortized on a straight-line basis over the vesting periods of the options.

Other Income

Interest income increased to $666,000 for the three months ended May 31, 2001 from $99,000 for the three month period ended May 31, 2000. The increase in the period is primarily due to interest earned on proceeds received from our September and October 2000 private placements and our November 2000 initial public offering. Given the recent reductions in prevailing interest rates, we anticipate we will receive lower rates of interest on our short term investments during fiscal 2002 than we received in fiscal 2001.

Foreign exchange gain decreased to $15,000 for the three months ended May 31, 2001 from a gain of $24,000 for the three months ended May 31, 2000. We adopted the U.S. dollar as our functional currency on December 1, 2001. As a result of this change we expect our exposure to accounting foreign exchange fluctuations will be reduced.

Net Loss

We recorded a net loss of $5.4 million for the three months ended May 31, 2001 compared to a net loss of $2.7 million for the three months ended May 31, 2000. Our net loss per share, using the weighted average number of shares outstanding, was $0.22 for the three months ended May 31, 2001 compared with a net loss per share of $0.15 for the three months ended May 31, 2000. This increased loss is primarily the result of our increased costs for sales and marketing, research and development activities and general and administrative expenses, offset by increases in interest income and revenues.

Liquidity and Capital Resources

From our inception, we have financed our operations primarily through the issuance of common equity, long-term debt and revenues from our operations.

Our operating activities used cash in the amount of $3.7 million for the three months ended May 31, 2001 compared to $1.5 million for the three months ended May 31, 2000. Cash used in operating activities for the three months ended May 31, 2001 reflects our net operating loss of $5.4 million, offset by depreciation of $436,000, amortization of stock-based compensation of $192,000 and net changes in working capital of $1.1 million.

Our cash used in investing activities, before the sale and purchase of temporary investments, was $647,000 for the three months ended May 31, 2001 compared to $720,000 for the three months ended May 31, 2000. Cash used in these investing activities reflects capital expenditures related to the expansion of our business. Our cash used in financing activities was $70,000 for the three months ended May 31, 2001, compared to a source of $4,000 for the three months ended May 31, 2000. During the quarter we recorded the remaining expenses from our initial public offering in November 2000.

We expect that our cash position as at May 31, 2001 will be sufficient to cover our working capital requirements for approximately the next 24 months. In the longer term, we may require additional equity financing or borrowing to fund our business.



QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Industry Risk

At the present time, the telecommunications industry is experiencing a significant reduction in capital spending. As a result, we anticipate a lengthening of our sales cycle as our customers extend market trials and delay the significant capital commitments associated with commercial deployment. This may delay licensing revenues generated by us from the commercial deployment of DTV Manager. We expect, however, that this revenue shortfall will be partially offset by additional revenues from professional services provided to customers during market trials.

Impact of Interest Rate Exposure

As of May 31, 2001, we had approximately $56.3 million in cash, cash equivalents and short-term investments, of which over $36.8 million were short-term investments. A significant portion of the cash earns interest at variable rates. In addition, although a portion of our short-term investments consists of fixed-rate instruments, the average term is short. Accordingly, our interest income is effectively sensitive to changes in the level of prevailing interest rates. We partially mitigate this risk by the fact we generally hold our short-term investments to their maturity date.

Impact of Foreign Exchange Rate Exposure

We expect that in the future a majority of our revenues will be earned in U.S. dollars and that a significant portion of our operating expenses and capital expenditures will be incurred in Canadian dollars. Changes in the value of the Canadian dollar relative to the U.S. dollar may result in currency translation gains and losses which could affect our operating results. We also deal in other foreign currencies; however, we anticipate that changes in the exchange rates of these currencies will not have a material impact. While we do not hedge our foreign exchange rate exposure with financial derivative instruments, we do maintain a portion of our short term investment portfolio in Canadian dollar denominated instruments.



INFORMATION REGARDING FORWARD LOOKING STATEMENTS

This report contains forward-looking statements. These statements include statements regarding: conditions in the telecom industry, our strategy and plans, our efforts to develop and enhance our products, our expected sources of revenue, our future costs and losses, our capital requirements and the outlook for our business. When used in this document, the words "will," "plan," "anticipate," "expect," "intend," "believe" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events, are based on information currently available to us and are subject to risks and uncertainties, including: unanticipated trends and conditions in our industry, delays and difficulties that we encounter in developing enhanced products, the risk that we will not have sufficient capital to maintain or expand our operations, delays and difficulties in obtaining customers or in their commercial deployment of services based on our products, and other risks described in our filings with the U.S. Securities and Exchange Commission and Canadian Securities Administrators, including the prospectus for our initial public offering. These and other factors could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. These factors should be considered carefully, and readers should not place undue reliance on the forward-looking statements. We do not undertake any obligation to update this forward-looking information.



CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands of U.S. dollars)

                                                                      May 31,        February 28,
                                                                       2001              2001
                                                                    (unaudited)
Assets

Current assets:
             Cash and cash equivalents                               $  19,420        $     1,332
             Short-term investments                                     36,877             59,428
             Accounts receivable, trade, net of allowance of $500
            (February 28, 2001 - nil)                                    2,247              5,680
             Instalment receivables                                        587                705
             Inventory                                                     284                295
             Prepaid expenses, deposits and other receivables            1,282              1,436
Total current assets                                                    60,697             68,876

Capital assets                                                           3,181              2,970

Total assets                                                         $  63,878        $    71,846

Liabilities and Shareholders' Equity

Current liabilities:
            Accounts payable                                         $     418        $     1,055
            Accrued liabilities                                          2,061              3,823
            Deferred revenue and customer deposits                         881              1,119
            Current portion of long-term debt                               71                 72
Total current liabilities                                                3,431              6,069

Long-term debt                                                           1,563              1,577

Shareholders' equity:

             Authorized:
                 Unlimited common shares, no par value
                 Unlimited preferred shares, no par value
             Issued and outstanding:
                 24,598,442 Common Shares
                  (February 28, 2001 - 24,592,624)                      87,512             87,678
             Deferred stock-based compensation                          (2,382)            (2,670)
             Accumulated deficit                                       (25,720)           (20,282)
             Reporting currency translation adjustments                   (526)              (526)
Total shareholders' equity                                              58,884             64,200

Total liabilities and shareholders' equity                           $  63,878        $    71,846

See accompanying notes to consolidated financial statements


CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED)
(In thousands of U.S. dollars, except per share amounts)

                                                                       Three months ended
                                                          May 31, 2001                      May 31, 2000
Revenues:
     License fees                                         $        522                      $        512
     Royalty fees                                                   82                                23
     Services                                                    1,046                               137
     Equipment                                                       -                                59
Total revenue                                                    1,650                               731
Cost of revenues:
     Services                                                      980                               316
     Equipment                                                       -                                58
Total cost of revenues                                             980                               374
Gross profit                                                       670                               357
Operating expenses:
     Sales and marketing                                         2,854                             1,235
     Research and development                                    2,251                             1,531
     General and administrative                                  1,545                               364
Total operating expenses                                         6,650                             3,130
Loss from operations                                            (5,980)                           (2,773)
Interest income, net                                               666                                75

Foreign exchange gain (loss), net                                   15                                24
Loss before provision for income taxes                          (5,299)                           (2,674)
Provision for income baxes                                        (139)                              (11)
Net loss for the period                                     $   (5,438)                        $  (2,685)
Basic and diluted net loss per share                        $    (0.22)                        $   (0.15)
Weighted average number of shares used in computing
   basic and diluted net loss per share (000s)                  24,596                            17,552

See accompanying notes to consolidated financial statements


CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
(UNAUDITED)
(In thousands of U.S. dollars)

                                                        Deferred                    Reporting
                                                      Stock-Based                    Currency       Total
                                Common Shares         Compensation    Accumulated   Translation  Shareholders'
                               ----------------
                               Number     Amount    on Stock Options    Deficit     Adjustments     Equity
Balances, February 29, 2000    17,549    $ 14,489       $      --     $   (8,824)     $    41      $  5,706
Net loss                           --          --              --         (2,685)          --        (2,685)
Amortization of deferred
-stock-based compensation          --          --              16             --           --            16
Deferred stock-based
-compensation                      --         515            (515)            --           --            --
Reporting currency
-translation adjustments           --          --              --             --         (139)         (139)
Issuance of shares for cash         4           3              --             --           --             3

Balances, May 28, 2000         17,553    $ 15,007       $    (499)    $  (11,509)     $   (98)     $  2,901



Balances, February 28, 2001    24,593    $ 87,678       $  (2,670)    $  (20,282)     $  (526)     $ 64,200
Net loss                           --          --              --         (5,438)          --        (5,438)
Amortization of deferred
-stock-based compensation          --          --             192             --           --           192
Deferred stock-based compensation  --         (96)             96             --           --            --
Issuance of shares for cash         5         (70)             --             --           --           (70)

Balances, May 28, 2001         24,598   $  87,512       $  (2,382)   $   (25,720)     $  (526)     $ 58,884

See accompanying notes to consolidated financial statements


CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(UNAUDITED)
(In thousands of U.S. dollars, except per share amounts)

                                                                     Three Months Ended
--------                                                         May 31,                 May 31,
--------                                                          2001                    2000
Cash flows from operating activities:
     Net loss

     Items not involving cash:                                $  (5,438)                $  (2,685)
          Depreciation and amortization                             436                       221
          Stock-based compensation                                  192                        16
     Change in operating assets and liabilities:
          Accounts receivable, trade                              3,433                     1,592
          Instalment receivables                                    118                         -
          Inventory                                                  11                         -
          Prepaid expenses, deposits, and other receivables         154                      (997)
          Accounts payable                                         (637)                       23
          Accrued liabilities                                    (1,762)                      816
          Deferred revenue and customer deposits                   (238)                     (497)

     Cash used in operating activities                           (3,731)                   (1,511)

Cash flows from investing activities:
     Purchases of capital assets                                   (647)                     (720)
     Sales of short-term investments                             22,551                         -

     Cash from (used in) investing activities                    21,904                      (720)

Cash flows from financing activities:
     Issuance of common shares, net of share issue costs            (70)                        4

     Cash from (used in) financing activities                       (70)                        4

Effect of foreign currency exchange adjustments                     (15)                     (195)

Increase (decrease) in cash and cash equivalents                 18,088                    (2,422)

Cash and cash equivalents, beginning of period                    1,332                     6,396

Cash and cash equivalents, end of period                      $  19,420                 $   3,974


Supplemental cash flow information:
     Cash paid for taxes
     Cash received for interest

See accompanying notes to consolidated financial statements



NOTES TO CONDENSED CONSOLIDATED STATEMENTS (UNAUDITED)

1. Basis of presentation

The accompanying condensed consolidated financial statements include the accounts of ImagicTV Inc. and its wholly owned subsidiaries. All intercompany transactions and balances are eliminated on consolidation.

The financial statements are stated in U.S. dollars, except as otherwise noted. They have been prepared in accordance with Canadian generally accepted accounting principles, which, in all material respects, conform with U.S. generally accepted accounting principles. The interim financial statements follow the same accounting policies and methods of application as the most recent annual financial statements. For further information, reference should be made to the audited annual consolidated financial statements for the year ended February 28, 2001 that are included in the Company's Annual Report.

The information furnished as at May 31, 2001 and for the three month periods ended May 31, 2001 and May 31, 2000 reflects, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of the interim periods presented. Interim results are not necessarily indicative of results for future periods.

2. Segmented information

The Company operates in a single reportable operating segment, that is, to provide software solutions to telecommunications companies and other service providers that enable the delivery of digital broadcast television services to residential subscribers over high-speed Internet Protocol networks. The single reportable operating segment derives its revenue from the sale of software and related services. As at May 31, 2001, substantially all assets related to the Company's operations were located in Canada. Revenues are attributable to geographic location based on the location of the customer, as follows:
(in thousands of U.S. dollars)

                                 Three months ended       Three months ended
                                    May 31, 2001             May 31, 2000
                                    ------------             ------------

Revenue by geographic location:
United States                         $    762                 $      -
Canada                                     652                      169
Europe                                     193                      562
Asia--                                      43

                                      $  1,650                 $    731

3. Related Party Transactions

The following table summarizes the related party transactions and balances (in thousands of U.S. dollars):


                                          For the three-months ended
                                    May 31, 2001               May 31, 2000
                                    ------------               ------------
Revenue:
License fees                          $      -                   $     36
Royalty fees                                 -                          -
Services                                    15                         32
Equipment                                    -                         59
Operating expenses                         321                        148

                                                    As of
                                    May 31, 2001            February 28, 2001
                                    ------------            -----------------
Related party balances:
Accounts receivable trade             $      -                   $  1,440
Accrued liabilities                        214                        850
Deferred revenue                            12                         27


4. Common shares

As of May 31, 2001 and February 28, 2001, there were 3,587,962 and 3,565,339 options outstanding to acquire common shares of the Company, respectively.